Filed by Linear Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Linear Technology Corporation

Commission File Number: 000-14864

Linear Technology Customer Letter

July 26, 2016

Dear Valued Customer,

Since you are a valued customer of Linear Technology, I wanted to reach out to you as soon as I could to share some important news. Today, we announced that Linear Technology has agreed to combine with Analog Devices, a leading multinational semiconductor company specializing in data conversion and signal processing technology, in a transaction valued at approximately $14.8 billion.

Upon completion of this transaction, it will bring together the companies’ complementary product portfolios spanning leading-edge power management technology, signal chain solutions, and deep expertise in radio frequency, amplifiers, and data conversion to form what we believe will be the best possible analog technology partner for you and your organization. In many ways you will be working with the same Linear Technology, but with an expanded portfolio of complementary products and technical capabilities as well as additional scale that will translate to a much greater value for all of our customers. Together, we will be even better positioned to deliver breakthrough technology and innovative solutions to help advance your business.

Analog Devices too has a strong commitment to customer satisfaction – it’s one of the many reasons why this combination makes sense. Analog Devices is committed to supporting Linear Technology’s continued success and maintaining the excellent customer support for which Linear Technology is known with the full complement of its resources and capabilities. Please be assured that we will maintain our commitment and the strong relationship we have built with you.

Looking ahead, we expect the transaction to close in the first half of calendar 2017. Until the transaction closes, Linear Technology and Analog Devices will continue to operate as independent companies. Today’s announcement will have no impact on our day-to-day operations and it remains business as usual. We remain fully committed to you, our customer, and will continue to provide you with the most technically advanced products with the superior quality, on-time delivery, and service you have come to expect from us.

Our relationship with you is of the greatest importance to all of us. Your contact at Linear Technology will remain the same, and as always, if you have any questions please reach out to your account manager anytime. We will of course keep you apprised of any developments.

Thank you for your longstanding partnership and support.

Sincerely,

Lothar Maier

Chief Executive Officer

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, Analog Devices’ and Linear Technology’s plans, objectives and expectations and Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). Investors and security holders of Linear Technology are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information about Analog Devices, Linear Technology and the proposed transaction. A definitive proxy statement/prospectus will be sent to Linear Technology’s stockholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear

Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of stockholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraph above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.